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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41921

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Joint Stock Company Kaspi.kz

(Translation of registrant’s name into English)

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154A Nauryzbai Batyr Street
Almaty, Kazakhstan
050013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Entry Into a Material Agreement

On October 17, 2024 (the “Signing Date”), Joint Stock Company Kaspi.kz, a joint stock company incorporated under the laws of Kazakhstan (the “Buyer”), entered into a Stock Purchase Agreement (the “Agreement”) with the selling stockholders identified therein (collectively, the “Sellers”, and together with the Buyer, the “Parties”) of D-Market Electronic Services & Trading, a joint stock company incorporated under the laws of the Republic of Türkiye (the “Company”), with American Depositary Receipts trading on the Nasdaq Stock Market LLC. Pursuant to the terms of the Agreement, the Buyer will purchase from the Sellers all of the outstanding Class A Shares and Class B Shares (collectively, the “Shares”) of the Company held by the Sellers as of the Signing Date. Capitalized terms not defined herein have shall have the meaning set forth in the Agreement.

The aggregate consideration payable by the Buyer in connection with the Agreement is approximately $1,127 million, payable in two tranches: (i) Closing Cash Consideration of $600.0 million in the form of cash payable to the Sellers at the Closing, and (ii) Deferred Cash Consideration of $526.9 million in the form of cash payable to the Sellers no later than six months following the Closing Date. The Shares being purchased under the Agreement represent 65.41% of the total outstanding share capital of the Company as of the Signing Date. As collateral to secure the Buyer’s obligation to pay the Deferred Cash Consideration, the Buyer has agreed to pledge 65,199,658 Class B Shares of the Company, representing 20% of the total issued and outstanding equity interests in the Company as of the Signing Date, in favor of the Sellers at the Closing in the form of the Share Pledge attached as Exhibit C to the Agreement (the “Share Pledge”). Upon an Event of Default (as defined in the Share Pledge), all Related Rights (as defined in the Share Pledge) with respect to the Pledged Shares (as defined in the Share Pledge) will become exercisable by the Sellers.

The Agreement contains customary representations and warranties and covenants made by the Buyer and the Sellers. The obligation of the parties to consummate the transactions contemplated by the Agreement is subject to the satisfaction or waiver of a number of customary conditions, including, without limitation, approval of the transactions contemplated under the Agreement by the Buyer Board and the requisite vote of the Buyer’s shareholders, receipt of certain regulatory approvals and the receipt by the Buyer and Sellers of certain agreements, resolutions and certificates in connection with the Closing. Concurrently with the execution of the Agreement, certain shareholders of the Buyer entered into Voting Agreements in substantially the forms of Exhibits F-1 and F-2 to the Agreement, in support of the transactions contemplated under the Agreement.

Pursuant to the Agreement, the Buyer or the Sellers, as the case may be, will be required to pay to the other party a termination fee equal to $75.0 million if the Agreement is terminated (i) in the event of a breach not cured within a specified period of time of any covenant that prevents the satisfaction of any condition to the Closing, (ii) for the failure of such party to consummate the transactions contemplated by the Agreement within five Business Days following the date on which the Closing should have occurred when the other party stood ready and willing to close, or (iii) due to the failure of such party to provide deliveries as set out in the Agreement. Additionally, the Buyer will be required to pay to the Sellers a termination fee equal to $75.0 million if the Agreement is terminated due to the Buyer’s failure to, within forty (40) days after the execution of the Agreement, obtain the requisite Buyer Shareholders Approval, deliver evidence of the Buyer Shareholders Approval to the Sellers, or satisfy any of the conditions to the Buyer Board Approval.

The foregoing description of the Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference. A copy of the Agreement has been included to provide stockholders of the Buyer with information regarding its terms and is not intended to provide any factual information about the Buyer, the Sellers, the Company, or any of their respective Affiliates or Subsidiaries, as applicable.

The Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Agreement reflect negotiations between the parties to the Agreement and are not intended as statements of fact to be relied upon by stockholders, or any individual or other entity other than the parties. In particular, the representations, warranties, covenants and agreements in the Agreement may be subject to limitations agreed by the parties and have been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, and unless required by applicable law, the Buyer undertakes no obligation to update such information.

Attached to this report on Form 6-K as Exhibit 99.2 is a joint press release issued by the Buyer and the Sellers in connection with the execution of the Agreement.

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-276609).

Cautionary Statement Regarding Forward-Looking Statements

This report on Form 6-K, including the exhibits furnished herewith, contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Therefore, you should not place undue reliance on these forward-looking statements. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to consummate the Agreement and the transactions contemplated thereby; our ability to realize the benefits of the transactions contemplated by the Agreement; our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability of the e-Grocery operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments; our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights; evolving nature of Kazakhstan’s legislative and regulatory framework; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; our ability to successfully remediate the existing material weaknesses in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; and risks related to other factors discussed under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 29, 2024, and our other SEC filings we make from time to time.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made in this Form 6-K. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Joint Stock Company Kaspi.kz

October 18, 2024	By:	/s/ Tengiz Mosidze
Name: Tengiz Mosidze Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

No.	Description
99.1	Stock Purchase Agreement dated as of October 17, 2024, by and among Joint Stock Company Kaspi.kz and the Sellers listed therein.
99.2	Joint Press Release of the Buyer and the Sellers dated October 18, 2024 and titled “e-Commerce champions join forces: Kaspi.kz to become controlling shareholder in Türkiye’s Hepsiburada.”